

July 3, 2013

<u>Via E-mail</u>
Mark Bradley
Chief Executive Officer
Players Network
1771 E. Flamingo Road, #201-A
Las Vegas, NV 89119

  Re: Players Network
       Form 10-K for the fiscal year ended December 31, 2012
       Filed April 12, 2013
       File No. 000-29363

Dear Mr. Bradley:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Controls and Procedures, page 27

1. In future filings, please specifically note the conclusions of <u>both</u> your principal executive officer and financial officer as to the effectiveness of your disclosure controls and procedures. If one individual serves as both, then you may indicate this in your disclosure.

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities, page 14

(e) Recent Sales of Unregistered Securities, page 15

2. Please explain your references to the company issuing shares for all its share issuances in the fourth quarter of 2012 "under Rule 144." Rule 144 is not an exemption from registration and is not available as a safe harbor to issuers.

Financial Statements

Note 12 – Stockholders' Equity (Deficit), page F-21

3. We note references throughout Note 12 to issuances by the company of "free trading" common stock. Please advise us under what registration statement you issued these shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at 202-551-3363 or Robert Littlepage, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3310 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for
Larry Spirgel
Assistant Director